Change in Ownership of the Largest Shareholder

POSCO (the “Company”), hereby informs you of the change in the Company’s outstanding number of common shares held by National Pension Service, the largest shareholder of the Company.

As of March 31, 2017, National Pension Service held 9,628,104 shares (11.04%) of common shares of POSCO.